PROSPECTUS

HOME SOLUTIONS OF AMERICA, INC.

Common Stock, $.001 par value

5,945,000 Shares

The selling stockholders named in this prospectus may use this prospectus to offer and sell up to 5,945,000 shares of our common stock from time to time, including 4,850,000 shares that are currently outstanding and 1,095,000 shares that are issuable to the selling stockholders upon exercise of outstanding warrants.  The selling stockholders will receive all the proceeds from the sale of the offered shares.  See "Selling Stockholders" on page 10 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol "HOM".  The last reported sales price of the common stock on the American Stock Exchange on December 13, 2005, was $4.83 per share.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK.

Home Solutions of America, Inc. is a Delaware corporation.  Our principal executive offices are located at 1500 Dragon Street, Suite B, Dallas, Texas 75207, and our phone number is (214) 623-8446.  In this prospectus, references to "Home Solutions," "we," "us" and "our" refer to Home Solutions of America, Inc. and its subsidiaries.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is January 6, 2006.

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PROSPECTUS SUMMARY

Investors should pay particular attention to the information regarding investment risks related to Home Solutions and this offering of its common stock that are included in the section entitled "Risk Factors" on page 2 of this prospectus.

The Company

Home Solutions of America, Inc., a Delaware corporation, is a provider of recovery, restoration and rebuilding/remodeling services to commercial and residential areas that are (i) prone to flooding, hurricanes, tornados, fires or other naturally occurring and repetitive weather emergencies; and/or (ii) experiencing robust housing development.  With operations in the South, Gulf Coast regions and California, we believe that we are well positioned to capitalize on the growing demand for our suite of Recovery, Restoration and Rebuilding/Remodeling services.  Through our newest business segment, Recovery, we undertake the earliest stages of clean up after weather-related incidents occur as a first response to weather-related emergencies.  We are currently providing our Recovery services, which include the drying, dehumidification, cleanup and removal of debris from enterprises and residences, throughout the hurricane-ravaged areas of Florida, Louisiana, Mississippi, and Texas.  As of November 1, 2005, we had approximately 500 trained employees providing recovery services in these markets.  Our strategy is to leverage this first response position in these markets to capitalize on opportunities for our Restoration and Rebuilding/Remodeling segments.  We seek to expand our core service offerings through the future acquisition of strategic, specialized, profitable and well-managed residential service companies with a proven history of internal growth.

Our business segments consist of three integrated service offerings:  (i) Recovery, (ii) Restoration and (iii) Rebuilding/Remodeling.  Our Recovery services, which are provided through our wholly-owned subsidiary, Home Solutions Restoration of Louisiana, Inc. and, to a lesser extent, through our wholly-owned subsidiary, PW Stephens, Inc., include first response clean up and removal of debris, drying and dehumidification, and preparing affected areas for the next stage of restoration and rebuilding.  Our Restoration business segment includes PW Stephens and our wholly-owned subsidiary, Fiber Seal Systems, L.P.  Services presently included in our Restoration business segment involve water and fire restoration services, air decontamination, and removal of mold, asbestos and lead paint provided through PW Stephens, and cleaning, drying, and deodorization of carpet and furniture as well as moving and storage services provided through FSS.  Our Rebuilding/Remodeling products and services currently consist of the production and installation of custom kitchen cabinets and countertops provided through our wholly-owned subsidiary, Southern Exposure Unlimited of Florida, Inc. and its wholly-owned subsidiary, SouthernStone Cabinets, Inc. and the installation of custom marble and granite countertops through our wholly-owned subsidiary, Cornerstone Building and Remodeling, Inc.  Our Rebuilding/Remodeling products and services are provided through furnish and installation agreements with Home Depot Inc., under which services are provided through approximately 116 stores, and with Lowes Companies, Inc., under which services are targeted to be provided through approximately 40 stores by December 31, 2005, both of which primarily service existing homes.  We also provide Rebuilding/Remodeling products and services for new homes through a relationship with Centex Corp., a leading homebuilder.

Corporate Information

Home Solutions of America, Inc. is a Delaware corporation with principal executive offices located at 1500 Dragon, Suite B, Dallas, Texas 75207.  Our website is located at www.HOMcorp.com.  Our Chairman of the Board, President and Chief Executive Officer is Frank Fradella, and our Senior Vice President, Chief Financial Officer and Treasurer is Rick O'Brien.

Terms of the Offering

Common Stock offered by
the Selling Stockholders: 5,945,000 Shares

Common Stock to be
Outstanding after the
Offering: 35,985,605 shares (assumes all warrants are exercised and that all shares are sold)

Use of Proceeds: We will not receive any proceeds from the sale of the common stock offered by the selling stockholders .

American Stock
Exchange Symbol: HOM

RISK FACTORS

The value of our business and an investment in our common stock is subject to the significant risks inherent in our business.  Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus.  If any of the events described below actually occur, our profitability may decline or we may incur losses, which in turn could cause the price of our common stock to decline, perhaps significantly.

RISKS RELATED TO OUR BUSINESS

Our revenues are derived from specialty Recovery, Restoration and Rebuilding/Remodeling products and services.  There are numerous and varied risks known and unknown that may prevent us from achieving our goals.  Some of these risks are set forth below.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We did not begin operations of our current business concept until November 2002, and we have closed five acquisitions since that time.  We have a limited operating history in our current combined form, which makes it difficult to evaluate our business on the basis of historical operations.  Also, our operating subsidiary HSR of Louisiana, which is anticipated to account for a significant portion of our revenue in fiscal year 2006, became operational through the acquisition of substantially all of the assets of FERS only recently on September 27, 2005.  As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data.  Reliance on the historical results of our acquisition targets may not be representative of the results we will achieve, particularly in our combined form.  Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses.  If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

Our results of operations have not been consistent, and we may not be able to maintain profitability.

We incurred a consolidated net loss of ($702,000) for the year ended December 31, 2003, yet we achieved a consolidated net profit of $2,563,000 for the year ended December 31, 2004.  Our management believes that our current business plan will be successful and that we will continue to maintain and grow profitability; however, our business plan is speculative and unproven.  Although our revenues grew substantially due to our growth strategy and we achieved a profit in the year ended December 31, 2004, there is no assurance that we will be successful in executing our business plan or that even if we successfully implement our business plan, that we will sustain profitability now or in the future.  If we incur significant operating losses, our stock price may decline, perhaps significantly, and you could lose the value of your investment.

Our business depends on the demand for recovery, restoration and rebuilding/remodeling services, and if the demand for those services decreases, our revenues could decline.

Our business depends upon the demand for the services that we provide, which include Recovery, Restoration and Rebuilding/Remodeling services that we provide primarily to residential home owners.  Because of our significant emphasis on the residential market, we would be adversely affected by any slowdown in the growth of, or reduction in demand for, residential services.  Demand for our Recovery services is event-based and depends upon the frequency and intensity of natural disasters and the type and scope of damage to residential properties.  Additionally, demand for all of our services depend on numerous factors, including:

  the amount and growth of household income;
  the financial condition of homeowners, and whether a homeowner's insurance policy is available to pay the cost of our services;
  the need for the remediation of indoor air contaminates, cleaning services, fabric protection and fire/water damage restoration;
  changes in mortgage rates and decreases in housing growth in markets where we operate; and
  general economic conditions.

If demand for the services that we provide decreases, then we may experience a decline in sales resulting in decreased profits.  If demand for our services decreases and our management fails to implement appropriate adjustments, then our profitability could suffer and the price of our common stock could decline.

A significant portion of our Rebuilding/Remodeling business segment is dependent upon relationships with two customers.

Our Rebuilding/Remodeling business segment currently consists of the manufacture and installation of custom kitchen cabinets and countertops.  These products and services are offered to residential customers primarily through furnish and installation contracts with Home Depot, and through a relationship with Centex.  The Home Depot contract may be terminated at any time upon notice to us.  Furthermore, Home Depot is not obligated to use our services under these contracts.  We have no contract with Centex, and Centex is not obligated to buy our products or use our services.  If Home Depot terminates its contract with us, or if Home Depot or Centex choose not to buy our products or use our services, we would experience an immediate detrimental impact on our Rebuilding/Remodeling business segment, resulting in a material detrimental effect on our results of operations.

We may engage in acquisitions, which will consume resources and may be unsuccessful or unprofitable.

We have pursued, and we intend to continue to pursue, a strategy of acquiring businesses that fit within our business model.  However, acquisitions are not always successful or profitable.  Any future acquisitions could expose us to risks, including risks associated with assimilating new operations and personnel; diversion of resources from our existing businesses; inability to generate revenues sufficient to offset associated acquisition costs; and risks associated with the maintenance of uniform standards, controls, procedures and policies.  Acquisitions may also result in additional expenses from amortizing acquired intangible assets.  If we attempt an acquisition and are unsuccessful in its completion, we will likely incur significant expenses without any benefit to our company.  If we are successful in completing an acquisition, the risks and other problems we face may ultimately make the acquisition unprofitable.  Failed acquisition transactions and underperforming completed acquisitions would burden us with significant costs without any corresponding benefits to us, which could cause our stock price to decrease, perhaps significantly.

We expect that we will need to raise additional funds, and these funds may not be available when we need them.

We believe that we will need to raise additional monies in order to fund our growth strategy and implement our business plan.  Specifically, we expect that we will need to raise additional funds in order to pursue rapid expansion, develop new or enhanced services and products, and acquire complementary businesses or assets.  Additionally, we may need funds to respond to unanticipated events that require us to make additional investments in our business.  There can be no assurance that additional financing will be available when needed on favorable terms, or at all.  If these funds are not available when we need them, then we may need to change our business strategy and reduce our rate of growth.

We must effectively manage the growth of our operations, or our company will suffer.

Our ability to successfully implement our business plan requires an effective planning and management process.  If funding is available, we intend to increase the scope of our operations and acquire complimentary businesses.  Implementing our business plan will require significant additional funding and resources.  If we grow our operations, we will need to hire additional employees and make significant capital investments.  If we grow our operations, it will place a significant strain on our management and our resources.  If we grow, we will need to improve our financial and managerial controls and reporting systems and procedures, and we will need to expand, train and manage our workforce.  Any failure to manage any of the foregoing areas efficiently and effectively would cause our business to suffer.

We face competition from numerous sources and competition may increase, leading to a decline in revenues.

We compete primarily with well-established companies, many of which we believe have greater resources than Home Solutions.  We believe that barriers to entry in the recovery, restoration and rebuilding/remodeling services sectors are not significant and start-up costs are relatively low, so our competition may increase in the future.  New competitors may be able to launch new businesses similar to ours, and current competitors may replicate our business model, at a relatively low cost.  If competitors with significantly greater resources than ours decide to replicate our business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion.  We may not have the resources to compete effectively with current or future competitors.  If we are unable to effectively compete, we will lose sales to our competitors and our revenues will decline.

Our failure to comply with federal and state environmental laws and regulations could result in fines or injunctions, which could materially impair the operation of our business.

Portions of our business are heavily regulated by federal, state and local environmental laws and regulations, including those promulgated under the Environmental Protection Agency.  These federal, state and local environmental laws and regulations govern the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of hazardous materials and the remediation of contaminated sites.  Our businesses may involve working around and with volatile, toxic and hazardous substances and other regulated substances.  We may become liable under these federal, state and local laws and regulations for the improper characterization, handling or disposal of hazardous or other regulated substances.  We may become subject to claims for personal injury or property damage related to accidents, spills, and exposure to hazardous substances that are related to our business.  It is possible that some of our operations could become subject to an injunction which would impede or even prevent us from operating that portion of our business.  Any significant environmental claim or injunction could have a material adverse impact on our financial condition.  Additionally, environmental regulations and laws are constantly changing, and changes in those laws and regulations could significantly increase our compliance costs and divert our human and other resources from revenue-generating activities.

The failure to obtain and maintain required governmental licenses, permits and approvals could have a substantial adverse effect on our operations.

Portions of our operations, particularly our Recovery and Remediation business segments, are highly regulated and subject to a variety of federal and state laws, including environmental laws which require that we obtain various licenses, permits and approvals.  We must obtain and maintain various federal, state and local governmental licenses, permits and approvals in order to provide our services.  We may not be successful in obtaining or maintaining any necessary license, permit or approval.  Further, as we seek to expand our operations into new markets, regulatory and licensing requirements may delay our entry into new markets, or make entry into new markets cost-prohibitive.  We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate our business.  Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations.  We could also become subject to civil or criminal penalties for operating without required licenses or registrations.  These costs may be substantial and may materially impair our prospects, business, financial condition and results of operation.

If we fail to maintain adequate insurance, our financial results could be negatively impacted.

We carry standard general liability insurance in amounts determined to be reasonable by our management.  We are also covered through standard worker's compensation insurance against claims by our employees for injuries and other conditions contacted while on the job.  Although we believe we are adequately insured, if we fail to adequately assess our insurance needs or if a significant amount of claims are made by workers or others, there can be no assurance that the amount of such claims will not exceed our available insurance, resulting in a material negative impact on our financial results.  This could have an adverse impact on the price of our common stock.

We are heavily dependent on our senior management, and a loss of a member of our senior management team could cause our stock price to suffer.

If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis, and our business could be adversely affected.  Our existing operations and continued future development depend to a significant extent upon the performance and active participation of certain key individuals, including our Chief Executive Officer and our Chief Financial Officer.  We cannot guarantee that we will be successful in retaining the services of these or other key personnel.  If we were to lose any of these individuals, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

Our inability to hire, train and retain qualified employees could cause our financial condition to suffer.

The success of our business is highly dependent upon our ability to hire, train and retain qualified employees.  We face competition from other employers for laborers, and the availability of labor is limited, particularly in areas serviced by our Recovery services.  We must offer a competitive employment package in order to hire and retain employees, and any increase in competition for labor may require us to increase wages or benefits in order to maintain a sufficient work force, resulting in higher operation costs.  Additionally, we must successfully train our employees in order to provide high quality services.  In the event of high turnover or a labor shortage, we may experience difficulty in providing consistent high-quality services.  These factors could adversely affect our results of operations.

If we fail to comply with the new rules under Sarbanes-Oxley related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments.  We are in the process of documenting and testing our internal control procedures, and we may identify material weaknesses in our internal control over financial reporting and other deficiencies.  If material weaknesses and deficiencies are detected, it could cause investors to lose confidence in our company and result in a decline in our stock price.  In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud.  If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.  In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.

We may be unable to pay our debts when due, which could materially impact our profitability and our stock price.

We have incurred debt in order to pursue our acquisition strategy, and we will likely incur additional debt in the future as we continue implement our business plan, which involves engaging in strategic acquisitions.  There is no guarantee that revenues from operations will be sufficient to pay our debts as they become due.  We may need to attract new investors or lenders in order to refinance existing debt or incur new debt, and we may not be successful in doing so.  Even if we are able to attract new investors or lenders or otherwise obtain additional financing, we could still suffer financial hardships if unexpected expenses arise or if revenues fail to meet our expectations.  If we fail to obtain financing or attract other investors, our results of operations may suffer, resulting in a decline in the price of our common stock.

SPECIFIC RISKS RELATED TO RECOVERY SERVICES

Our subsidiaries, HSR of Louisiana and, to a lesser extent, PW Stephens, are involved in providing Recovery services to disaster-ravaged areas.  Our management has identified certain risks which it believes relate specifically to our Recovery operations, which are set forth below.

The need for Recovery services is unpredictable and depends upon the nature and extent of weather-related emergencies.

Our Recovery services are significantly impacted by the frequency and intensity of weather-related emergencies, which causes this segment of our business to fluctuate.  Historically, the nature and frequency of weather-related emergencies has fluctuated between periods of relative calm, as compared to periods with weather-related events of greater frequency or intensity.  In a period with few weather-related emergencies or in which weather-related emergencies cause comparatively less damage, we expect our revenues from this business segment to decline.  Although emergencies and disasters will always occur, we cannot predict the frequency of occurrence, where they will occur, and the extent of damage that will result.  All of these factors impact the need for Recovery services.  If the need for Recovery services decline, our results of operations could suffer.

If we fail to win contracts from insurers and federal, state and local governments, it may impede our ability to grow our Recovery services.

The end users of our Recovery services currently consist primarily of large commercial businesses and homeowners which have the funds and resources to begin recovery of their properties which have been damaged in natural disasters.  We believe that individuals and smaller commercial businesses who have experienced damage or destruction to their homes and properties, but do not have the resources to respond immediately, will rely upon insurance companies and federal, state and local governments to assist them in repairing their properties.  We intend to pursue bids on recovery services contracts with insurance agencies and government branches and agencies.  Although we believe that we will provide recovery services in the future to insurers and government agencies, there is no assurance that we will win any of these contracts.  Some of our competitors may have better resources than we do or may  have long standing relationships that will place us at a competitive disadvantage in winning the contracts.  If we are unsuccessful in obtaining insurance and government contracts, it may impede the ability of our Recovery services business to continue to grow, which could result in a reduction in revenues and a decline in the price of our common stock.

HSR of Louisiana is dependent upon two customers for substantially all of its business.

Currently, over 90% of the revenues of HSR of Louisiana is derived from contracts with two customers, which rely upon HSR of Louisiana as a subcontractor to provide recovery services to the Louisiana areas devastated by Hurricane Katrina.  These contracts are terminable at any time.  Furthermore, there is no requirement under these contracts that these customers continue to use our services.  If one or both of these customers terminate their contracts with us or decide not to use our services, we might not be able to replace our business quickly enough in order to retain our employees or continue seamless operations.  Furthermore, a termination of one or both of these contracts could result in significant disruptions to our business, increased expenses, and lost revenues, all of which could cause our profits to decline.  Furthermore, as time passes, businesses and workers are returning to Louisiana and our competition is anticipated to increase.  Accordingly, there is no guaranty that we would be able to replace our current level of revenues if either of these contracts are terminated, which may have a material adverse effect on our financial condition.

If we fail to pay the FERS note and the FERS acquisition is unwound, it will materially and detrimentally affect the operations of HSR of Louisiana.

Currently, the operations of HSR of Louisiana consist solely of recovery services, which are provided primarily through the assets it acquired from FERS.  If we violate certain earnout provisions in the agreement governing the FERS acquisition requiring us to issue to the sellers of the assets, a warrant exercisable for shares of our common stock and, upon proper exercise of the warrant, shares of our common stock, then the FERS acquisition could be rescinded and it would have a material adverse effect on HSR of Louisiana's operations.  Any unwinding of the FERS acquisition would have a material adverse impact on our financial results for the fourth quarter of 2005 and on our projected financial results for fiscal year 2006, and would likely result in a decline in our stock price.

RISKS RELATED TO OUR COMMON STOCK

Our management believes that measurable risks exist in connection with an investment in our common stock, some of which are described below.

Sales of large quantities of our common stock, including the shares being offered by the selling shareholders pursuant to this prospectus and in connection with prior private placement transactions, could reduce the price of our common stock.

We are offering and have agreed to register for resale, all 4,850,000 shares of common stock being offered pursuant to this prospectus.  We have also agreed to register for an existing security holder, an additional 175,000 shares of common stock.  We have also agreed to register for resale, 125,000 shares of common stock that are issuable to the placement agent upon exercise of a warrant issued to the Placement Agent in connection with the Offering.  Additionally, we have issued a significant number of warrants, options and convertible securities that are currently outstanding which we have registered for resale or agreed to register for resale.  An excess number of available shares on the market is likely to reduce our stock price.

After shares of our common stock are registered they may be sold in the public market, which could cause the market price of our common stock to drop by increasing the total number of shares offered for sale to the public.  An overabundance of available shares in the market may limit the price growth potential of our common stock even if our business is doing well, because the available supply may exceed the demand for our shares.  This phenomenon may impair our ability to raise needed capital by reducing the price at which we could sell our common stock.  In addition, we may seek future financings that involve the issuance of equity securities or instruments convertible into or exchangeable for equity securities and any such future financings may further reduce the price of our common stock.

Our common stock could be delisted from the American Stock Exchange ("AMEX") if we do not comply with the AMEX continued listing standards.

Our common stock is listed on the AMEX, and to maintain our listing we must meet certain continued listing standards.  If our common stock was delisted from the AMEX for any reason, it would reduce our liquidity and could seriously reduce the value of our common stock, reduce our ability to raise additional financing, limit our use of equity instruments to satisfy outstanding obligations, and limit our ability to attract qualified employees.  Any or all of these factors could result in a loss of your investment in our company.

The current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

The shares of common stock offered by the selling stockholders pursuant to this prospectus have been listed for trading on AMEX.  However, we have only been listed on AMEX since June 2003, and trading activity in our common stock should be considered sporadic, illiquid and highly volatile.  An active trading market for our common stock may not exist in the future.  Even if a market for the common stock offered pursuant to this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

Because of our low stock price, we may become subject to "penny stock" regulations, which place restrictions on the trading of our common stock.

The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5 per share, subject to certain exemptions.  Our trading price has historically ranged from $1 to $3 per share in the fiscal years ended December 31, 2003 and December 31, 2004, although our trading prices have increased recently.  Regardless of our current trading price, we are currently exempt from complying with the SEC's penny stock regulations because our common stock is listed for trading on AMEX.  However, we could become subject to the penny stock regulations if we are delisted from AMEX or if the SEC expands the coverage of its penny stock regulations so that AMEX listing is no longer an exemption.  The penny stock regulations provide that unless an exemption is available, a penny stock transaction must be preceded by the delivery of a disclosure schedule explaining the penny stock market and its risks.  In addition, under these regulations broker/dealers who recommend penny stocks to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to the proposed transaction prior to the sale.  If we become subject to penny stock regulations, it would be more difficult for investors to purchase or sell our common stock due to the additional restrictions imposed by those regulations, which could reduce our stock price.

Effects of anti-takeover provisions could inhibit potential investors or delay or prevent a change of control that may favor stockholders.

Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately:

  discourage potential acquisition proposals;
  delay or prevent a change in control; and
  limit the price that investors might be willing to pay in the future for shares of our common stock.

In particular, our board of directors is authorized to issue up to 999,880 shares of preferred stock and debt instruments with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.  The issuance of preferred stock and debt instruments could cause the price of our common stock to decline, even if our business is doing well.

We have not paid dividends in the past, and do not anticipate paying dividends in the future.

We have not paid or declared cash dividends to the holders of our common stock, and do not intend to do so in the foreseeable future.  We intend to use any excess funds from our operations to operate and grow our company.  We cannot assure you that we will ever pay dividends to the holders of our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  The words "intend," "anticipate," "believe," "estimate," "plan" and "expect," and similar expressions as they relate to us, are included to identify these forward-looking statements.  Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future.  All statements other than statements of historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.  The actual outcome of the events described in these forward-looking statements could differ materially.  Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are described in the "Risk Factors" section beginning at page 2 of this prospectus:  These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We believe we have chosen these assumptions or bases in good faith and that they are reasonable.  However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement.  Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

This prospectus has been distributed solely to permit the selling stockholders to offer and sell shares of our common stock to the public.  Home Solutions is not offering shares for sale, and it will receive no proceeds from the resale of shares by the selling stockholders.  However, we have received proceeds from the original issuance of the outstanding shares covered by this prospectus.  In addition, we will receive proceeds in the amount of the exercise price of the warrants for shares of common stock issued in exchange for those securities that are covered by this prospectus.  Assuming exercise of all such warrants at the respective initial exercise prices of those warrants, the gross proceeds to us from the exercise of all such warrants would be $6,022,500.  We intend to use any proceeds from exercise of such warrants for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell the shares of our common stock to the public.  The selling stockholders may offer for resale some or all of their shares at the time and price that they choose.  On any given day, the price per share is likely to be based on the bid price for our common stock as quoted on AMEX on the date of sale, unless shares are sold in private transactions.  Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The table appearing below sets forth the beneficial ownership of our common stock by the selling stockholders as of December 14 , 2005, and after giving effect to the sale of the shares of common stock offered hereby.  Except as otherwise noted, each of the selling stockholders named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder.  The table also sets forth (a) the name of each selling stockholder, (b) the number of shares of common stock beneficially owned by each selling stockholder, (c) the number of shares of common stock that may be sold in this offering by each selling stockholder, and (d) the number and percentage of shares of common stock each selling stockholder will beneficially own after the offering, assuming they sell all of the shares offered.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, to the extent exercisable within sixty days of the date of this prospectus, are treated as outstanding for purposes of computing each selling stockholder's percentage ownership of outstanding shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned before the Offering	Number of Shares Offered for Sale	Number of Shares Beneficially Owned after the Offering(1)	Percentage of Shares Beneficially Owned after the Offering
Alan J. Rubin	36,000 (2)	36,000 (2)	0	*
Alpha Capital AG	109,090.80 (3)	109,090.80 (3)	0	*
Alydar Fund LP	17,280 (4)	17,280 (4)	0	*
Alydar Fund Limited	221,616 (5)	221,616 (5)	0	*
Alydar QP Fund L.P.	121,104 (6)	121,104 (6)	0	*
Alysheba Fund Limited	39,156 (7)	39,156 (7)	0	*
Alysheba Fund LP	5,484 (8)	5,484 (8)	0	*
Alysheba QP Fund LP	75,360 (9)	75,360 (9)	0	*
Atlantis Software Company Employee Profit Sharing Plan	9,000 (10)	9,000 (10)	0	*
Barry and Ellen Judelson	10,909.20 (11)	10,909.20 (11)	0	*
Ben T. Morris	9,000 (12)	9,000 (12)	0	*
Benedek Investment Group LLC	36,000 (13)	36,000 (13)	0	*

Benjamin Blake Selig	5,454 (14)	5,454 (14)	0	*
Bill Haak and Johnnie S. Haak, JTWROS	6,000 (15)	6,000 (15)	0	*
Bluegrass Growth Fund, L.P.	240,000 (16)	240,000 (16)	0	*
Pershing LLC as Custodian for Brede C. Klefos IRA	5,458.80 (17)	5,458.80 (17)	0	*
Brian Kuhn	27,600 (18)	27,600 (18)	0	*
Brunella Jacs LLC	36,000 (19)	36,000 (19)	0	*
Capital Ventures International	150,000 (20)	150,000 (20)
Carl Pipes	5,454 (21)	5,454 (21)	0	*
Carol Tambor	10,909.20 (22)	10,909.20 (22)	0
Carter Pope	18,000 (23)	18,000 (23)	0	*
Coale Enterprises LLC	120,000 (24)	120,000 (24)	0	*
Crescent International Ltd.	87,274.80 (25)	87,274.80 (25)	0	*
Crestview Capital Master LLC	300,000 (26)	300,000 (26)	0	*
Pershing LLC as custodian for Erik Klefos IRA	2,400 (27)	2,400 (27)	0	*
DKR Soundshore Oasis Holding Fund Ltd.	414,546 (28)	414,546 (28)	0	*
Don Weir and Julie Ellen Weir Tenants in Common	6,000 (29)	6,000 (29)	0	*
Duane Renfro	10,909.20 (30)	10,909.20 (30)	0	*
Edwin Freedman	36,000 (31)	36,000 (31)	0	*
Enable Growth Partners LP	252,000 (32)	252,000 (32)	0	*
Enable Opportunity Partners LP	48,000 (33)	48,000 (33)	0	*
Genesis Microcap	54,544.80 (34)	54,544.80 (34)	0	*
George L. Ball	9,000 (35)	9,000 (35)	0	*
Gerald Golub	26,181.60 (36)	26,181.60 (36)	0	*
Glenn Fleischnacker	5,454 (37)	5,454 (37)	0	*
Gregory S. Lewis	5,454 (38)	5,454 (38)	0	*
Gryphon Master Fund, LP	320,000.40 (39)	320,000.40 (39)	0	*
GSSF Master Fund LP	159,999.60 (40)	159,999.60 (40)	0	*
Hal Rothbaum	21,818.40 (41)	21,818.40 (41)	0	*
Iroquois Master Fund Ltd	556,363.20 (42)	556,363.20 (42)	0	*
James Garson	10,909.20 (43)	10,909.20 (43)	0	*
Jan Rask	12,000 (44)	12,000 (44)	0	*
Jill Simon	21,818.40 (45)	21,818.40 (45)	0	*
JMG Capital Partners LP	120,000 (46)	120,000 (46)	0	*
JMG Triton Offshore Fund Ltd	120,000 (47)	120,000 (47)	0	*
Kenneth Kaplan	10,909.20 (48)	10,909.20 (48)	0	*
Lee Harrison Corbin and Daniel A. Corbin	18,000 (49)	18,000 (49)	0	*
Matthew D. Myers	5,460 (50)	5,460 (50)	0	*
Pershing LLC as custodian for Melton Pipes IRA	5,454 (51)	5,454 (51)	0	*
Michael B. Gray	6,000 (52)	6,000 (52)	0	*
Nite Capital LP	109,090.80 (53)	109,090.80 (53)	0	*
Norman Goldberg	10,909.20 (54)	10,909.20 (54)	0	*
RAQ, LLC	109,090.80 (55)	109,090.80 (55)	0	*
Ronald Davi	32,727.60 (56)	32,727.60 (56)	0	*
Rune Medhus and Elisa Medhus	17,493.60 (57)	17,493.60 (57)	0	*
Sanders Opportunity Fund (Institutional) LP	91,656 (58)	91,656 (58)	0	*
Sanders Opportunity Fund LP	28,344 (59)	28,344 (59)	0	*
SF Capital Partners Ltd.	390,000 (60)	390,000 (60)	0	*
Smithfield Fiduciary LLC	327,272.40 (61)	327,272.40 (61)	0	*
SRG Capital, LLC	240,000 (62)	240,000 (62)	0	*
Stanley Katz	18,546 (63)	18,546 (63)	0	*
Steven J. Mayer	5,454 (64)	5,454 (64)	0	*
Steven Hall / Rebecca Hall JTWROS	5,460 (65)	5,460 (65)	0	*
Sunrise Equity Partners LP	109,090.80 (66)	109,090.80 (66)	0	*
Thomas E. Asarch and Barbara Asarch	10,909.20 (67)	10,909.20 (67)	0	*
Tom and Nancy Juda Trust	120,000 (68)	120,000 (68)	0	*
Truk International Fund, LP	17,673.60 (69)	17,673.60 (69)	0	*
Truk Opportunity Fund, LLC	178,690.80 (70)	178,690.80 (70)	0	*
TWM Associates LLC	10,909.20 (71)	10,909.20 (71)	0	*
Valerie B. Lens	10,909.20 (72)	10,909.20 (72)	0	*
Vincent Vazquez	14,400 (73)	14,400 (73)	0	*
Sanders Morris Harris Inc.	125,000 (74)	125,000 (74)	0	*

__________________________

*Less than 1%.

(1)	Assumes that all of the securities offered hereby are sold.
(2)	Includes 6,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(3)	Includes 18,181.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(4)	Includes 2,880 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(5)	Includes 36,936 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(6)	Includes 20,184 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(7)	Includes 6,526 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(8)	Includes 914 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(9)	Includes 12,560 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(10)

Includes 1,500 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Elisa Medhus MD is the spouse of Rune Medhus, an employee of Sanders Morris Harris Inc., which is a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the personal account of the Atlantis Software Company Employee Profit Sharing Plan.

(11)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.

(12)

Includes 1,500 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Ben T. Morris is Chief Executive Officer of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Mr. Morris.

(13)	Includes 6,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(14)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(15)	Includes 1,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(16)

Includes 40,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund L.P.  By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP.  Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP.  Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP.  Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(17)

Includes 909.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Brede C. Kelfos is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the investment retirement account of Mr. Klefos.

(18)	Includes 4,600 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(19)

Includes 6,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Stanley Katz and Andrew Katz share control of the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.

(20)	Includes 25,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(21)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(22)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(23)	Includes 3,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(24)

Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. J. Howard Coale has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.

(25)

Includes 14,545.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Mel Craw, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment adviser to Crescent International Ltd, have voting control and investment discretion over the shares of Home Solutions common stock owned by Crescent International Ltd.  Messrs. Craw, Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

(26)

Includes 50,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Stewart Flink, Robert Hoyt and Daniel Warsh have shared power to control the voting and disposition of the shares of Home Solutions common stock held by Crestview Capital Master Fund LLC.  Messrs Flink, Hoyt and Warsh disclaim beneficial ownership of the shares.

(27)

Includes 400 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Erik Klefos is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the investment retirement account of Mr. Klefos.

(28)

Includes 69,091 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. DKR SoundShore Oasis Holding Fund Ltd. is a master fund in a master-feeder structure.  The fund's investment manager is DKR Oasis Management Company LP.  Pursuant to an investment management agreement among the fund, the feeder funds and the investment manager, the investment manager has the authority to do any and all acts on behalf of the fund, including voting any shares held by the fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the investment manager.  Mr. Fisher has ultimate responsibility for trading with respect to the Fund.  Mr. Fisher disclaims beneficial ownership of the shares.

(29)	Includes 1,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(30)

Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Don Weir is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Mr. Weir and Julie Ellen Weir Tenants in Common.

(31)	Includes 6,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(32)

Includes 42,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Mr. Mitch Levine has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.  Mr. Levine disclaims beneficial ownership of the shares.

(33)

Includes 8,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Mr. Mitch Levine has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.  Mr. Levine disclaims beneficial ownership of the shares.

(34)	Includes 9,090.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(35)

Includes 1,500 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  George L.  Ball is Chairman of the Board of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Mr. Ball.

(36)	Includes 4,363.60 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(37)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(38)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(39)

Includes 53,333.40 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. E. B. Lyon IV has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.   E. B. Lyon IV disclaims beneficial ownership of the shares.

(40)

Includes 26,666.60 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. E. B. Lyon IV has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder. E. B. Lyon IV disclaims beneficial ownership of the shares.

(41)	Includes 3,636.40 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(42)

Includes 92,727.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Mr. Joshua Silverman has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.  Mr. Silverman disclaims beneficial ownership of the shares.

(43)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(44)	Includes 2,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(45)	Includes 3,636.40 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(46)

Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. JMG Capital Partners, L.P. is a California limited partnership.  Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser that has voting and dispositive power over the shares being registered on behalf of JMG Capital Partners, L.P.  The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a California corporation and Asset Alliance Holding Corp., a Delaware corporation.  Jonathan M. Glaser is the executive officer and director of JMG Capital Management, Inc. and has sole investment discretion over JMG Capital Partners, L.P.'s portfolio holdings.

(47)

Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. JMG Triton Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin islands.  JMG Triton Offshore Fund, Ltd.'s investment manager is Pacific Assets Management LLC, a Delaware limited liability company that has voting and dispositive power over the shares being registered on behalf of JMG Triton Offshore Fund, Ltd.  The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a California corporation and Asset Alliance Holdings Corp., a Delaware corporation.  The equity interests of Pacific Asset Management, Inc are owned by Messrs. Roger  Richter, Jonathan M. Glaser and Daniel A. David.  Messrs. Glaser and Richter have sole investment discretion over JMG Triton Offshore Fund, Ltd.'s portfolio holdings

(48)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share
(49)	Includes 3,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(50)	Includes 910 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(51)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(52)	Includes 1,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(53)

Includes 18,181.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Keith Goodman, a manager of the general partner of Nite Capital LP has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.   Mr. Goodman disclaims beneficial ownership of these shares.

(54)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.

(55)

Includes 18,181.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. RAQ, LLC is a limited liability company, whose managing member is Lindsay A. Rosenwald, M.D., who is the sole shareholder and Chairman of Paramount Biocapital,, Inc. a NASD member broker-dealer.  Lindsay A. Rosenwald, M.D. has the power to control the voting and disposition of the shares of Home Solutions common stock held by this selling stockholder.

(56)	Includes 5,454.60 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(57)

Includes 2,915.60 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Renu Medhus is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Mr. Medhus and Elisa Medhus.

(58)

Includes 15,276 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Don A. Sanders, the Chief Investment Officer of Sanders Opportunity Fund (Institutional), L.P., exercises voting and investment authority over the Home Solutions common stock held by this selling stockholder. Mr. Sanders is the Chairman of the Executive Committee of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Sanders Opportunity Fund (Institutional), L.P.

(59)

Includes 4,724 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Don A. Sanders, the Chief Investment Officer of Sanders Opportunity Fund, L.P., exercises voting and investment authority over the Home Solutions common stock held by this selling stockholder. Mr. Sanders is the Chairman of the Executive Committee of Sanders Morris Harris Inc., which is a registered broker/dealer and is a member of the NASD. These securities were purchased and are held in the ordinary course of business for the account of Sanders Opportunity Fund, L.P.

(60)

Includes 65,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Mr. Michael A. Roth and Mr. Brian J. Stark control voting and disposition of shares of Home Solutions common stock held by this selling stockholder.  Messrs. Roth and Stark disclaim beneficial ownership of the shares.

(61)

Includes 54,545.40 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment decision over securities held by Smithfield Fiduciary LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Home Solutions common stock held by Smithfield Fiduciary LLC.

(62)	Includes 40,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(63)	Includes 3,091 shares issuable upon exercise of warrants at an exercise price of $5.50 per share
(64)	Includes 909 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(65)	Includes 910 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(66)

Includes 18,181.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.  Level Counter, LLC is the general partner of Sunrise Equity Partners, L.P.  Mr. Nathan Low, Ms. Marilyn Adler and Mr. Amnon Mandelbaum share control over Level Counter, LLC, and thus, share control of the voting and disposition of the shares of Home Solutions common stock held by Sunrise Equity Partners, L.P.

(67)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(68)

Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share  Tom Juda and Nancy Juda, co-trustees of the Tom and Nancy Juda Living Trust, exercise voting and investment authority over the shares held by this selling stockholder. Tom Juda is an employee of Sanders Morris Harris, Inc., a registered broker/dealer and member of the NASD. These securities were purchased and are held in the ordinary course of business for the personal account of the Tom and Nancy Juda Living Trust.

(69)

Includes 2,945.60 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

(70)

Includes 29,781.80 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(71)

Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. TWM Associates LLC is a New York limited liability company that is managed by Scott Stone who has the ultimate control over the voting and disposition of the shares of Home Solutions common stock held by TWM Associates LLC.  Mr. Stone is not a member of TWM Associates LLC and thus, disclaims beneficial ownership of the shares.

(72)	Includes 1,818.20 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(73)	Includes 2,400 shares issuable upon exercise of warrants at an exercise price of $5.50 per share.
(74)

Includes 125,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Includes 125,000 shares issuable upon exercise of warrants at an exercise price of $5.50 per share. Ben T. Morris serves as Chief Executive Officer of Sanders Morris Harris Inc. and, in such capacity may be deemed to exercise voting and investment authority over the Home Solutions common stock held by this selling stockholder. Additionally, Don A. Sanders serves as Chairman of the Executive Committee of Sanders Morris Harris Inc. and, in such capacity may also be deemed to exercise voting and investment authority over the Home Solutions common stock held by this selling stockholder. Sanders Morris Harris Inc. is a registered broker/dealer and is a member of the NASD

The selling stockholders acquired the shares of common stock offered by this prospectus, including those issuable under the warrants, from Home Solutions in a private placement of 4,850,000 units, consisting of 4,850,000 shares of common stock and warrants exercisable for 970,000 shares of common stock at a price of $5.50 per unit, and placement agent warrants exercisable for 125,000 shares of common stock, which was closed on November 30, 2005.  Home Solutions is registering the shares of the selling stockholders pursuant to certain registration rights granted to them under registration rights agreements entered into in connection with the transactions described above.  Sanders Morris Harris Inc. acted as the placement agent in the private placement and in consideration of its services, received a placement agent fee equal to $1,867,250, placement agent warrants exercisable for 125,000 shares of common stock, and reimbursement of expenses incurred in connection with the private placement..  Sanders Morris Harris Inc. is an investment banking firm, a registered broker/dealer and member of the NASD.  Certain of the selling stockholders have accounts with Sanders Morris Harris Inc.  Michael S. Chadwick, a member of the Board of Directors of Home Solutions, is the Senior Vice President and Managing Director of  Sanders Morris Harris Inc.

PLAN OF DISTRIBUTION

The selling stockholders may offer the shares of common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through AMEX or in private transactions at prices relating to prevailing market prices or at negotiated prices or in any other method permitted pursuant to applicable law.  The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealer acting in connection with the sale of the shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with the trades.  The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares it if deems the purchase price to be unsatisfactory at any particular time.

Home Solutions is registering the sale of the common stock held by the selling stockholders in satisfaction of its obligations under registration rights agreements that it entered into with each of the selling stockholders in connection with the private offerings in which such stockholders acquired their shares of common stock and common stock warrants.  In those registration rights agreements, Home Solutions agreed to pay the costs, expenses and fees incurred in connection with the registration of the selling stockholders' shares, which we estimate to be approximately $25,000 (excluding selling commissions and brokerage fees incurred by the selling stockholders).  Home Solutions also agreed to indemnify the selling stockholders, in connection with its registration of the sale of their shares of Home Solutions common stock, against any losses or damages to which they become subject under applicable state or federal securities laws that arise from an actual or alleged untrue statement of a material fact in this prospectus or the related registration statement or from an actual or alleged omission to state a material fact that causes the statements made in this prospectus or the registration statement to be misleading.  However, Home Solutions is not responsible for indemnifying any selling stockholder against those liabilities to the extent that they arise from an untrue statement or omission that is made in reliance upon and in conformity with written information provided to Home Solutions from such stockholder for use in the preparation of this prospectus and the related registration statement.  The selling stockholders agreed in return to indemnify Home Solutions against losses or damages arising from such untrue statements or omissions that are made in reliance upon the written information provided by those selling stockholders, but each stockholder's liability is limited to the proceeds received by such stockholder for the registration of the sale of its shares under this prospectus.

Incorporation of Certain Information by Reference

The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information that was previously incorporated by reference.  We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares offered in this prospectus.

  Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2004.

  Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005.

  Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005.

  Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2005.

  Current Reports on Form 8-K and Form 8-K/A filed on the following dates:  February 16, 2005; March 2, 2005; March 21, 2005; April 1, 2005; April 5, 2005; April 6, 2005; April 22, 2005; May 13, 2005; May 23, 2005; May 31, 2005; June 16, 2005; August 5, 2005; August 16, 2005; September 2, 2005; September 15, 2005; September 29, 2005; October 12, 2005; November 14, 2005; November 23, 2005; December 1, 2005; and January 4, 2006.

  The description of our common stock that is contained in the Home Solutions Registration Statement on Form 8-A under the Exchange Act filed June 11, 2005, including any amendments or reports filed for the purpose of updating such descriptions.

We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus.  Requests should be us at the following address:

                                                                Home Solutions of America, Inc.
                                                                1500 Dragon Street, Suite B
                                                                Dallas, Texas 75207
                                                                (972) 623-8446
                                                                Attn:  Secretary

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas, Texas.

EXPERTS

The consolidated financial statements of Home Solutions of America, Inc. as of and for the years ended December 31, 2003 and December 31, 2004 incorporated by reference in this Prospectus and Registration Statement on Form S-3 of which this forms a part have been audited by Corbin & Company, LLP, independent registered public accountants, as set forth in its report thereon incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER AVAILABLE INFORMATION

We are subject to the reporting requirements of the SEC.  Accordingly, we are required to file current reports with the SEC including annual reports, quarterly reports, proxy or information statements, and current reports as required by SEC rules.  All reports that we file electronically with the SEC are available for viewing free of charge over the Internet via the SEC's EDGAR system at http://www.sec.gov.

We are filing a registration statement with the SEC on Form S-3 under the Securities Act of 1933 in connection with the securities offered in this prospectus.  This prospectus does not contain all of the information that is in those registration statements, and you may inspect without charge, and copy all materials that we file with the SEC, at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of these materials may also be obtained at prescribed rates by calling the SEC public reference room at 1‑800‑SEC‑0330.